Exhibit 21.1
SUBSIDIARIES OF ANNIE’S, INC.

Name	Jurisdiction of Incorporation	Percent Owned
Annie’s Homegrown, Inc.	Delaware	100%
Annie’s Baking, LLC.(1)	Delaware	100%
Annie’s Enterprises, Inc.	Vermont	100%
Napa Valley Kitchen, Inc.	California	100%
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(1) Annie’s Baking, LLC. is a subsidiary of Annie’s Homegrown, Inc..